SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BRUSSELS | HONG KONG | SHANGHAI
CHICAGO | LONDON | SINGAPORE
DALLAS | LOS ANGELES | TOKYO
FRANKFURT | NEW YORK | WASHINGTON, DC

FOUNDED 1866


06018587

Our Ref: 19160-10060

November 14, 2006

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America


SEC MAIL
PROCESSING
RECEIVED
NOV 15 2006
WASH, D.C.
185
SECTION

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
NOV 21 2006
THOMSON
FINANCIAL

11/20

HK1 337960v.1



康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

THIRD QUARTERLY RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED 30TH SEPTEMBER 2006


Turnover
US$ million
800
700
600
500
400
300
200
100
0
599
17.19%
702
Third Quarter 2005
Third Quarter 2006


EBITDA
US$ million
130
120
110
100
90
80
70
60
50
40
30
20
10
0
106.7
13.67%
121.3
Third Quarter 2005
Third Quarter 2006

SUMMARY

In the third quarter of year 2006, the PRC's gross domestic products (GDP) increased by 10.4% when compared to the same period last year and dropped 0.9ppt. when compared to the second quarter of this year. In the first nine months of year 2006, the PRC's consumer price index (CPI) increased by 1.3% when compared to the corresponding period last year. During the third quarter, the price of major raw materials for production remained at a high level. Due to successful control on its overall operation and efficient product strategy, the Group's turnover and profit attributable to equity holders of the Company increased by 17.19% to US$702 million and 15.24% to US$60.675 million respectively. The results acheived the Group's historical single-quarter highest record. In the first three quarters of year 2006, the Group's turnover increased by 25.43%, gross margin grew by 1.09ppt. and EBITDA increased by 19.86% to US$293 million, when compared to the same period last year. The profit attributable to equity holders of the Company increased by 16.71% to US$127.170 million.

Highlights of the Group's third quarter results: (comparative figures are based on the corresponding period last year)

- Turnover of the Group reached to US$702 million, an increase by 17.19%;
- Gross margin of the Group was 34.15%, last year was 33.36%, increased by 0.79ppt;
- EBITDA of the Group reached to US$121.342 million, last year was US$106.745 million, an increase by 13.67%;
- Profit attributable to equity holders of the Company amounted to US$60.675 million, increased by 15.24%, last year was US$52.652 million;
- Earnings per share amounted to US1.09 cents, last year was US0.94 cents;
- Turnover for instant noodles, beverage and bakery were US$281 million, US$367 million and US$30 million respectively, reflecting growth rates of -4.73%, 42.68% and 8.44% respectively.

2006 THIRD QUARTERLY RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated third quarterly financial statements of the Company and its subsidiaries (the "Group") for the three months and nine months ended 30 September 2006 together with the unaudited comparative figures for the corresponding period in 2005. These unaudited third quarterly financial statements have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement
For the three months and nine months ended 30 September 2006

		2006		2005	
		July to September (Unaudited)	**January to September (Unaudited)**	**July to September (Unaudited)**	**January to September (Unaudited)**
	Note	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Turnover	2	702,226	1,813,555	599,210	1,445,861
Cost of sales		(462,416)	(1,207,767)	(399,291)	(978,738)
Gross profit		239,810	605,788	199,919	467,123
Other net income		5,834	15,179	4,916	15,768
Distribution costs		(131,370)	(351,203)	(106,892)	(258,402)
Administrative expenses		(17,016)	(43,729)	(15,820)	(40,425)
Other operating expenses		(4,625)	(20,785)	(1,811)	(15,146)
Finance costs	3	(2,481)	(8,256)	(1,774)	(7,042)
Share of profit of associates		1,491	6,646	2,091	6,280
Profit before taxation	4	91,643	203,640	80,629	168,156
Taxation	5	(7,346)	(17,246)	(5,620)	(13,655)
Profit for the period		84,297	186,394	75,009	154,501
Attributable to					
Equity holders of the Company		60,675	127,170	52,652	108,962
Minority interest		23,622	59,224	22,357	45,539
Profit for the period		84,297	186,394	75,009	154,501
Earnings per share	6				
Basic		1.09 cents	2.28 cents	0.94 cents	1.95 cents
Diluted		N/A	N/A	N/A	N/A

Condensed Consolidated Balance Sheet
At 30 September 2006

	Note	At 30 September 2006 (Unaudited) *US$'000*	At 31 December 2005 (Audited) *US$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,099,092	991,279
Intangible assets		13,818	15,303
Interest in associates		26,150	54,863
Premium for land lease		55,843	54,446
Available-for-sale financial assets		10,199	10,047
Deferred tax assets		5,379	5,379
		1,210,481	1,131,317
Current assets			
Financial assets at fair value through profit or loss		8,666	2,633
Inventories		94,973	101,566
Trade receivables	8	127,560	84,573
Prepayments and other receivables		115,189	72,484
Pledged bank deposits		9,049	4,041
Bank balances and cash		205,080	152,316
		560,517	417,613
Current liabilities			
Trade payables	9	321,632	206,007
Other payables		177,465	139,130
Current portion of interest-bearing borrowings		124,918	119,648
Advance payments from customers		15,139	16,612
Taxation		8,466	3,503
		647,620	484,900
Net current liabilities		(87,103)	(67,287)

	Note	At 30 September 2006 (Unaudited) US$'000	At 31 December 2005 (Audited) US$'000
Total assets less current liabilities		1,123,378	1,064,030
Non-current liabilities			
Long-term interest-bearing borrowings		40,820	32,880
Other non-current payables		8,249	8,168
Employee benefit obligations		6,402	5,793
Deferred tax liabilities		7,090	6,816
		62,561	53,657
NET ASSETS		1,060,817	1,010,373
CAPITAL AND RESERVES			
Issued capital		27,943	27,943
Reserves		858,927	714,381
Proposed special dividend		—	59,799
Proposed final dividend		—	69,859
Total capital and reserves attributable to equity holders of the Company		886,870	871,982
Minority interest		173,947	138,391
TOTAL EQUITY		1,060,817	1,010,373

Notes:

1. Basis of preparation and accounting policies

The Directors are responsible for the preparation of the Group's unaudited third quarterly financial statements. These unaudited third quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No. 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed third quarterly financial statements should be read in conjunction with the 2005 annual financial statements. The accounting policies adopted in preparing the unaudited third quarterly financial statements for the nine months ended 30 September 2006 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

2. Turnover and segment result by major products

The Group operates mainly in The People's Republic of China (the "PRC"). Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is set out below:

	Turnover				Segment results			
	2006		2005		2006		2005	
	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*
Instant noodles	280,582	754,206	294,508	735,441	31,518	60,643	30,524	69,360
Beverages	366,609	918,806	256,948	589,761	52,126	132,547	47,550	95,702
Bakery	30,173	74,724	27,823	70,636	2,301	1,792	2,075	2,648
Others	24,862	65,819	19,931	50,023	6,066	7,042	(709)	1,167
Total	702,226	1,813,555	599,210	1,445,861	92,011	202,024	79,440	168,877

3. Finance costs

	2006		2005	
	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*
Interest expenses:				
Bank and other loans wholly repayable within five years	2,481	8,256	1,774	7,042

4. Profit before taxation

Profit before taxation is stated after charging the following:

	2006		2005	
	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*
Depreciation	27,897	81,998	24,759	70,439
Amortisation:				
Premium for land lease	367	1,069	348	1,119
Intangible assets	596	1,782	—	—

5. Taxation

	2006		2005	
	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*
PRC enterprise income tax	7,346	17,246	5,620	13,655

The Cayman Islands levy no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC. which are engaged in manufacture and sale of food products, are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to applicable PRC enterprise income tax rate of 15%. Also, they are fully exempt from PRC enterprise income tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. Earnings per share

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the Company for the period of US$127.170 million (2005: US$108.962 million) and on the weighted average of 5,588,705,360 (2005: 5,588,705,360) ordinary shares in issue during the period. Diluted earnings per share for the periods have not been shown as the Company does not have any dilutive ordinary shares.

7. Dividend

The Board of Directors resolved that no dividend to be paid for the nine months ended 30 September 2006 (2005: nil).

8. Trade receivables

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	At 30 September 2006 (Unaudited) *US$'000*	At 31 December 2005 (Audited) *US$'000*
0 - 90 days	113,985	74,018
Over 90 days	13,575	10.555
	127,560	84,573

9. Trade payables

The ageing analysis of trade payables is as follows:

	At 30 September 2006 (Unaudited) *US$'000*	At 31 December 2005 (Audited) *US$'000*
0 - 90 days	304,897	188,994
Over 90 days	16,735	17,013
	321,632	206,007

MANAGEMENT DISCUSSION AND ANALYSIS

The Group's turnover for the third quarter grew by 17.19% to US$702.226 million. During the said period, the business of instant noodles was not as good as expectation which was affected by the sales of low-end noodle, the turnover of instant noodle has dropped by 4.73% when comparing with the corresponding period last year. Nevertheless turnovers of beverage, bakery and refrigerated products have risen by 42.68%, 8.44% and 21.86% respectively when comparing with the same period last year. Profit attributable to equity holders of the Company increased 15.24% to US$60.675 million, representing earnings per share of US1.09 cents.

Overall gross margin was 34.15% which was a slight increase of 0.79ppt. when comparing with the 33.36% during the same period last year. During the third quarter, the prices of some staple raw materials such as sugar, PET resin and palm oil remained high and their prices vary in fluctuation from 5% to 55% when comparing with the corresponding period last year: but the continuing prudent methods adopted by the Group in production management have generated positive results in cost controls. The firm and steady sales strategy towards optimizing of the sales of the products has, however, resulted in the Group's holding a steady growth in the sales of high-end noodles although the overall market remained stagnant. The application of such a strategy has also helped to bring about a colossal growth in the sales of Ready-to-drink Tea and Mineralized Water. The Group faced the ever increasing acute competitions in the industry during the same period. In order to strengthen the leading position of the Group's strong brand image in the China market, the added cost in promotion networking and advertisement to the distribution costs as a percentage of total sales amounted to 18.71%, up 0.87ppt. when compared to the same period in 2005. Profit before taxation grew by 13.66% to US$91.643 million. Turnover and net profit have continued to scoop the Group's historical single-quarter highest record.

Instant Noodles Business

In the third quarter, turnover for the instant noodle business was US$280.582 million, dropped by 4.73%, representing 39.96% of the Group's total turnover.

During the said period, the Master Kong noodles continue to focus on the soy-braised beef noodles to penetrate into more extensive and broader sales regions. In the past two years, the concept products of Chinese dainty food created by the Master Kong noodles continued to adopt dainty edibles from various regions as the flavor of our instant noodles, and the adoption of such strategy had not only constantly satisfied the consumers' tastes but also gained great achievements in the Group's performances. Among the great many products of the Master Kong noodles, the "Mian-Ba La Mian" noodles had become the symbol of quality noodles in Mainland China. It had consolidated the requisite requirements of "noodle-making experts" and had thus gained the confidence of consumers and connoisseurs; and the "Soup King" noodles had gained its fame as the best recipe in soup decoction and had acquired the leading position with regard to the images of noodles in soup; whilst "The Best of Asian Series" noodles suited the taste requirements of young people by developing its Asian flavor thus creating the new leadership in accordance with the prevailing trend. "Your Flavors Series" noodles went to the market through T.V. and network media in the first half of the year with entirely new package and introducing new flavors from all over the country and the said series have since become the No. 1 brand in the markets of fried noodles. With regard to low-end noodles, a steady growth strategy to enhance the overall business turnovers was implemented. During the said period, "Super Fu-Man-Duo" noodles were repromoted to the market armed with the entirely new package concept in order to make the noodles brim with vigour and the unit price of the noodles was fixed at RMB1 with a view to seizing the market of low-end instant noodles. Also, the Fu-Man-Dou noodles put forward a new series of products at a fixed unit price below RMB1 aiming to grasp market share.

According to the up-to-date retail sales data gathered by AC Nielsen in 2006, the third quarterly sales value growth in the overall China instant noodles market was a negative growth of 1.15% and also a negative growth of 7.86% by sales volume. Due to the adoptions of the optimizing strategies by the Group, sales in value and volume of high-end noodles still achieved an increase of 5.48% and 5.19% respectively when comparing with the third quarter last year and that continued to grab the market share of high-end noodles. According to AC Nielsen for the month of September 2006, Master Kong noodles had a market share of as high as 65.15% and 58.93% respectively in so far for the high-end packet noodles and container noodles and the market share in the sales value of instant noodles in the overall China market was 41.42% which continued to hold firmly the No. 1 position in the market. On the other hand, the Fu-Man-Duo low-end noodles, which were aimd at the rural areas, were unable to achieve performances as expected due to some factors in relation to the arrangement, the setting-up of factories and the delay of new developed products.

During the third quarter, the gross margin of instant noodles was 26.66%, up 2.26ppt., mostly due to the increase in sales of the high margin container noodles and high-end packet noodles, good cost control as well as continued efficiency improvements. Profit attributable to equity holders of the Company was US$27.724 million, slightly grew by 1.71% when compared same period in 2005.

Management deeply believes that the PRC instant noodle market still has a huge potential to develop on a per capita basis; the consumption in Japan, Taiwan and Hong Kong was more than 40 packs per year and the PRC consumers only consumed less than 20 packs per year. Going forward, the Group will continue to promote the brand of Master Kong and to exert every effort possible so as to enhance the transparency of the Group's products. Furthermore, the Group is taking positive steps to increase sales and profit growth in the low-end noodles which occupied 65% of the overall instant noodle market.

Beverage Business

In the third quarter of 2006, turnover of beverage business sharply increased by 42.68% to US$366.609 million, representing 52.21% of the Group's turnover. During the said period which was the peak season for the sales of beverages, the Group continued to have a good season by promoting tea products series on the market in order to build up the image of tea experts. In the third quarter of 2006, apart from launching the above-the-line and below-the-line activities in respect of the products of the existing brands with a view to grasp market share, the Group also launched ongoing activities to promote the sales of the "Ice Shock Green Tea" and the "Barley Tea" from the previous quarter in extending and differentiating the flavors of the products. And as far as the diluted juice series was concerned, the products of "Daily C" series continued to strengthen the sales and the fondness for the brands in respect of the series, such as Crystal Grape Juice, Pulp Grapefruit Juice, and also through family size packages. With regard to Master Kong fruit juice, the Group would intensify its penetration into modernized channels and markets in outer urban areas; the Group would also give more effective advertisements in C.C.T.V. with a view of seizing the market share. As regards to Mineralized Water, the Group would try its utmost to intensify the penetration of their products of the brand in outer urban areas as well as to communicate with consumers by carrying out outdoor activities, continuing to have T.V. and other media participations with a view of promoting the effect of the brands and the market exposure in order to gain achievements from all regions.

According to AC Nielsen, for the month of September 2006, Master Kong's market share in Ready-to-Drink Tea value was 50.0%, maintaining the No.1 position in the market. Leveraging on the leading competitive position that was attributable to the extended brand, flavor and package, Master Kong's juice series gained the No.3 position in the diluted juice market and 15.9% market share. The sales of Mineralized Water continued to have a high degree of excellent performance which was an extension of that from the previous quarter, and the sales of the Mineralized Water increased its market share by 12.4% acheiving the No. 2 position. However Master Kong Mineralized Water held the leading position of the brands in North East and North China regions. At this current quarter, the total number of production lines of mineralized water had reached 36. According to the high utilization rate for beverage production lines during the period and the fast growing beverage market in the PRC, and the main demanding products are Ready-to-Drink tea and bottled water, the Board of Directors intend to make further investment of 43 beverage production lines in 2007. Coupled with the strategy of expanding the business into the markets of natural good quality mineral water, the Group expects that the sales of beverage would reach another height in the sales peak season in 2007.

During the said period, the price of the principal raw material PET resin was still high with an increase of 10% when comparing with the corresponding period last year, whilst the price of sugar also continued to surge by a 55% increase when comparing with the same period last year. Adding to these factors, the sales of mineralized water, which had a comparatively low gross profits, grew by multiple causing the gross margin to drop by 4.97ppt to 37.11%. Profit attributable to equity holders of the Company was US$24.321 million, grew by 10.20% when compared same period in 2005.

Bakery Business

In the third quarter, turnover for the bakery business was US$30.173 million, grew by 8.44%, representing 4.3% of the Group's total turnover. The Group's bakery business still continued to maintain such growth when compared to the slight increase of the entire bakery market. This was mainly due to the adoption of the strategies in respect of brand management and the development of diversified products. The sales growth mainly from the sales increase in main products such as "3+2" Sandwich Crackers, Egg Rolls, Muffin and Sweet Yolk Biscuit were concerned. It was especially so in the cases of "3 + 2" Sandwich Crackers and Egg Rolls which had recorded a sales growth of 16.64% and 18.14% respectively. According to AC Nielsen, for the month of September 2006, Master Kong's sandwich crackers had a 24.5% market share and was No.2 in the market.

During the period, gross margin for the bakery business had dropped by 0.11ppt. to 39.92% that was primarily caused by the introduction of the new rice based products which were produced by our subsidiary with our Japanese joint-venturer, Kameda Seika Co., Ltd; as these new products would require comparatively high production costs that had thus caused the gross margin to drop. Profit attributable to equity holders of the Company rose by 47.5% to US$2.361 million.

In the fourth quarter, the Group would adjust the production mechanism and exert itself in the study and development of those products which would result in higher gross profits for the Group and make improvements in respect of the structural channels in both wholesale and direct sales marketing.

Refrigerated Products Business

In the third quarter, turnover for refrigerated products grew by 21.86% and in the fourth quarter the Group would continue to make greater efforts in the operation for the brand effects, product competitiveness and sales channels and the operation of the sales of products would still centre on quality yolk drink products and 100% fresh fruit juice. The Group would also carry out more marketing service activities with a view to developing potential star beverage products such as lactic acid bacteria drinks and coffee in the future. The Group would try its utmost to enlarge the direct market contact areas between the products of the brands and the consumers to broadern the sales. The Group would also undertake study engaged in continuously perfecting the production and the development of its products so as to retain good quality and excellent special flavor in the Group's products. According to AC Nielsen, for the month of September 2006, in Shanghai Area, Daily C 100% Juice gained 48% market share and is the No.1 position in the market. The Group's yogurt drink gained the No.2 position in the yogurt drink market and 18% market share.

FINANCING

As of 30 September 2006, the Group's total liabilities amounted to US$710 million, and total assets amounted to US$1.771 million. The Group's total liabilities increased by US$171 million as compared to US$539 million as at 31 December 2005. The leverage ratio, calculated as total liabilities to total assets, increased by 5.3ppt. to 40.10% as compared to 31 December 2005. The increase in debt ratio is mainly because of increase in other and trade payables for capital expenditure and purchasing raw material respectively. The Group's long-term and short-term loans increased by US$13.210 million, as compared to 31 December 2005.

The Group's total borrowings portions denominated in US dollars and Renminbi was 70.92% and 20.85% respectively. In addition, the Group's transactions are mainly denominated in Renminbi. Revaluation in Renminbi in terms of US dollars slightly increased by 2.03% brought an exchange gain of US$19.703 million during the first nine months of 2006, represented by US$2.327 million and US$17.376 million of exchange gain included in the income statement and exchange translation reserve respectively. Accordingly, it is expected that there will be no significant adverse impact on the Group arising from the exchange rate fluctuation.

As of 30 September 2006, the Group had no contingent liability and the bank balances amounted to US$214 million and the net cash amounted to US$48.391 million.

Financial Ratio

	As at 30 September 2006	**As at 31 December 2005**
Finished goods turnover	8.68 Days	9.61 Days
Accounts receivable turnover	15.97 Days	15.43 Days
Current ratio	0.87 Times	0.86 Times
Debt ratio (Total liabilities to total assets)	40.10%	34.77%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	-0.05 Times	0.00 Times

HUMAN RESOURCES

In matching new factories for low-price instant noodle and bottled water, the number of the Group's staff increased to 31,102 as at 30 September 2006 (31 December 2005: 25,273). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the good management system for human resources will enhance employees' contribution to the Group.

PROSPECTS

China's economy is developing rapidly and her consumers' consumptive abilities continue to rise that would leave room for the development and continuing growth of instant food products in China market. But the replacements of consumers' consumptive concepts as well as the competition between international commodity manufacturing units which have been attracted by the tremendous economic growths and local commodity manufacturing units have also continued to accelerate; all these had caused obstruction to the price adjustment coming into being as a result of the relevant market competition which had brought pressure on the operation costs.

From the beginning of the fourth quarter, price for the Group's main raw materials is still high. But price for sugar and flour have dropped when compared to the last three quarters. If this down trend can be continued, it may help to soften the Group's pressure from the rising costs of raw material. After the operations of the last three quarters, facts have proven that through the Group's effective cost controls and precise production management, production cost can effectively be reduced. The Group will continue to strive for the development of diversified products, to maintain steady growths with regard to the existing top products. In addition, the Group will also take flexible and active measures in making distribution arrangements so as to expand the sales turnovers of potential products and the market share. The Group is confident that it will continue to make steady progress in the overall sales turnover and the operational profits.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 30 September 2006, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;

2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and

3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiaries. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules effective before 1 January 2005, the Company has established the Audit Committee in September 1999 and currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. The latest meeting of the Committee was held to review the results of the Group for the period.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee was established on 11 August 2005. This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession planning for Directors.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange and the Company's website www.masterkong.com.cn in due course.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 13 November 2006

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.